The information in this preliminary pricing supplement is not complete and may be changed. This preliminary pricing supplement and the accompanying prospectus and prospectus supplement do not constitute an offer to sell these securities, and we are not soliciting an offer to buy these securities in any state where the offer or sale is not permitted.

Subject to Completion

Preliminary Pricing Supplement dated September 4, 2018

Preliminary Pricing Supplement (To Prospectus dated March 30, 2018 and the Prospectus Supplement dated July 18, 2016)	Filed Pursuant to Rule 424(b)(2) Registration No. 333-212571

US$

Callable Fixed - to - Floating Rate Notes Due September 17, 2030
Based on the Spread between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

Issuer:	Barclays Bank PLC	Series:	Global Medium-Term Notes, Series A
Principal Amount:	US$	Issue Price:	100%
Original Trade Date(*):	September 14, 2018	Maturity Date:	September 17, 2030, subject to Redemption at the Option of the Issuer (as set forth below).
Original Issue Date:	September 17, 2018	Maximum Interest Rate:	9.00%
Multiplier:	20	Minimum Interest Rate:	0.00%
Reference Rate:

The 30-Year swap rate minus the 2-Year swap rate (the “Swap Rate Spread”), each as determined on that swap business day (as defined below).  Each of the 30-Year swap rate and the 2-Year swap rate are sometimes referred to herein as a “swap rate” and together as the “swap rates.”  See “Overview of the Swap Rates and the Swap Rate Spread” herein and “Reference Assets—Floating Interest Rate—ICE Swap Rate” in the accompanying prospectus supplement for information about the manner in which each swap rate will be determined.

Interest Rate:

For each Interest Period commencing on or after the Original Issue Date to but excluding September 17, 2019 (the “Fixed Rate Period”), the interest rate per annum will be equal to the Fixed Interest Rate.

For each Interest Period commencing on or after September 17, 2019 (the “Floating Rate Period”), the interest rate per annum will be equal to the product of (a) the Reference Rate and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate.

Fixed Interest Rate:	9.00% per annum
Payment at Maturity:

If you hold the Notes to maturity, you will receive 100% of your principal, subject to the creditworthiness of Barclays Bank PLC and the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority.

Any payment on the Notes is not guaranteed by any third party and is subject to both the creditworthiness of the Issuer and to the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. If Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power (or any other resolution measure) by the relevant U.K. resolution authority, you might not receive any amounts owed to you under the Notes. See “Consent to U.K. Bail-in Power” and “Selected Risk Factors” in this pricing supplement and “Risk Factors” in the accompanying prospectus supplement for more information.

Interest Payment Dates:	Payable quarterly in arrear on the 17th of each March, June, September, and December, commencing on December 17, 2018 and ending on the Maturity Date (or Early Redemption Date, if applicable).
Interest Determination Dates:	Two swap business days prior to the relevant Interest Reset Date.
Consent to U.K. Bail-in Power:

Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority. See “Consent to U.K. Bail-in Power” on page PS-3 of this pricing supplement.

[Terms of the Notes continue on the following page]

	Price to Public (1)	Agent’s Commission (2)	Proceeds to Barclays Bank PLC

Per Note	100%	2.50%	97.50%
Total	$	$	$

(1) Our estimated value of the Notes on the Original Trade Date, based on our internal pricing models, is expected to be between $930.00 and $960.00 per Note.  The estimated value is expected to be less than the initial issue price of the Notes.  See “Additional Information Regarding Our Estimated Value of the Notes” below.

(2) Barclays Capital Inc. will receive commissions from the Issuer equal to 2.50% of the principal amount of the notes, or $25.00 per $1,000 principal amount, and may retain all or a portion of these commissions or use all or a portion of these commissions to pay selling concessions or fees to other dealers.

Investing in the Notes involves a number of risks. See “Risk Factors” beginning on page S-7 of the prospectus supplement and “Selected Risk Factors” beginning on page PS-7 of this pricing supplement.

The Notes will not be listed on any U.S. securities exchange or quotation system. Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined that this pricing supplement is truthful or complete. Any representation to the contrary is a criminal offense.

The Notes constitute our direct, unconditional, unsecured and unsubordinated obligations and are not deposit liabilities of either Barclays PLC or Barclays Bank PLC and are not covered by the U.K. Financial Services Compensation Scheme or insured or guaranteed by the U.S. Federal Deposit Insurance Corporation or any other governmental agency of the United States, the United Kingdom or any other jurisdiction.

Interest Payment Amount:

For each Interest Period, the interest payment amount per $1,000 principal amount Note will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 Day Count Convention.

Interest Period:

The initial Interest Period will begin on, and include, the Original Issue Date and end on, but exclude, the first Interest Payment Date. Each subsequent Interest Period will begin on, and include, the Interest Payment Date for the immediately preceding Interest Period and end on, but exclude, the next following Interest Payment Date. The final Interest Period will end on, but exclude, the Maturity Date (or Early Redemption Date, if applicable).

Interest Reset Dates:	For any Interest Period commencing on or after September 17, 2019, the first day of such period.
Redemption at the Option of the Issuer:

We may redeem your Notes, in whole or in part, at the Redemption Price set forth below on any Interest Payment Date commencing on September 17, 2019, provided we give at least five business days’ prior written notice to the trustee. If we exercise our redemption option, the Interest Payment Date on which we so exercise will be referred to as the “Early Redemption Date”.

Redemption Price:

If we exercise our redemption option, you will receive on the Early Redemption Date 100% of the principal amount together with any accrued and unpaid interest to but excluding the Early Redemption Date.

Business Day:

A Monday, Tuesday, Wednesday, Thursday or Friday that is neither a day on which banking institutions in London or New York City generally are authorized or obligated by law, regulation, or executive order to close.

Swap Business Day:

A swap business day means any day except for a Saturday, Sunday or a day on which the Securities Industry and Financial Markets Association recommends that the fixed income department of its members be closed for the entire day for purposes of trading in U.S. government securities.

Business Day Convention:	Following, Unadjusted	Day Count Convention:	30/360
Denominations:	Minimum denominations of US$1,000 and integral multiples of US$1,000 thereafter.
Settlement:	DTC; Book-entry; Transferable.
Listing:	The Notes will not be listed on any U.S. securities exchange or quotation system.
Calculation Agent:	Barclays Bank PLC
CUSIP/ISIN:	06746XQ22 / US06746XQ224
(*) For the avoidance of doubt, the Original Trade Date is also referred to as the “Pricing Date” in this pricing supplement.

You should read this pricing supplement together with the prospectus dated March 30, 2018, as supplemented by the prospectus supplement dated July 18, 2016 relating to our Global Medium-Term Notes, Series A, of which these Notes are a part. This pricing supplement, together with the documents listed below, contains the terms of the Notes and supersedes all prior or contemporaneous oral statements as well as any other written materials including preliminary or indicative pricing terms, correspondence, trade ideas, structures for implementation, sample structures, brochures or other educational materials of ours. You should carefully consider, among other things, the matters set forth under “Risk Factors” in the prospectus supplement, as the Notes involve risks not associated with conventional debt securities. We urge you to consult your investment, legal, tax, accounting and other advisors before you invest in the Notes.

When you read the prospectus supplement, note that all references to the prospectus dated July 18, 2016, or to any sections therein, should refer instead to the accompanying prospectus dated March 30, 2018, or to the corresponding sections of that prospectus.

You may access these documents on the SEC website at www.sec.gov as follows (or if such address has changed, by reviewing our filings for the relevant date on the SEC website):

•                  Prospectus dated March 30, 2018:

https://www.sec.gov/Archives/edgar/data/312070/000119312518103150/d561709d424b3.htm

•                  Prospectus Supplement dated July 18, 2016:

https://www.sec.gov/Archives/edgar/data/312070/000110465916132999/a16-14463_21424b3.htm

Our SEC file number is 1-10257 and our Central Index Key, or CIK, on the SEC website is 0000312070. As used in this term sheet, the “Company,” “we,” “us,” or “our” refers to Barclays Bank PLC.

You may revoke your offer to purchase the Notes at any time prior to the time at which we accept such offer by notifying the applicable agent. We reserve the right to change the terms of, or reject any offer to purchase the Notes prior to their issuance. In the event of any changes to the terms of the Notes, we will notify you and you will be asked to accept such changes in connection with your purchase. You may also choose to reject such changes in which case we may reject your offer to purchase.

ADDITIONAL INFORMATION REGARDING OUR ESTIMATED VALUE OF THE NOTES

The final terms for the Notes will be determined on the date the Notes are initially priced for sale to the public (the “Pricing Date”) based on prevailing market conditions on or prior to the Pricing Date and will be communicated to investors either orally or in a final pricing supplement.

Our internal pricing models take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize, typically including volatility, interest rates and our internal funding rates. Our internal funding rates (which are our internally published borrowing rates based on variables, such as market benchmarks, our appetite for borrowing and our existing obligations coming to maturity) may vary from the levels at which our benchmark debt securities trade in the secondary market. Our estimated value on the Pricing Date is based on our internal funding rates. Our estimated value of the Notes might be lower if such valuation were based on the levels at which our benchmark debt securities trade in the secondary market.

Our estimated value of the Notes on the Pricing Date is expected to be less than the initial issue price of the Notes. The difference between the initial issue price of the Notes and our estimated value of the Notes is expected to result from several factors, including any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

Our estimated value on the Pricing Date is not a prediction of the price at which the Notes may trade in the secondary market, nor will it be the price at which Barclays Capital Inc. may buy or sell the Notes in the secondary market. Subject to normal market and funding conditions, Barclays Capital Inc. or another affiliate of ours intends to offer to purchase the Notes in the secondary market but it is not obligated to do so.

Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market, if any, and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value on the Pricing Date for a temporary period expected to be approximately one year after the Original Issue Date of the Notes because, in our discretion, we may elect to effectively reimburse to investors a portion of the estimated cost of hedging our obligations under the Notes and other costs in connection with the Notes that we will no longer expect to incur over the term of the Notes. We made such discretionary election and determined this temporary reimbursement period on the basis of a number of factors, which may include the tenor of the Notes and/or any agreement we may have with the distributors of the Notes. The amount of our estimated costs that we effectively reimburse to investors in this way may not be allocated ratably throughout the reimbursement period, and we may discontinue such reimbursement at any time or revise the duration of the reimbursement period after the initial Issue Date of the Notes based on changes in market conditions and other factors that cannot be predicted.

We urge you to read “Selected Risk Factors” beginning on PS-7 of this pricing supplement.

CONSENT TO U.K. BAIL-IN POWER

Notwithstanding any other agreements, arrangements or understandings between us and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority.

Under the U.K. Banking Act 2009, as amended, the relevant U.K. resolution authority may exercise a U.K. Bail-in Power in circumstances in which the relevant U.K. resolution authority is satisfied that the resolution conditions are met. These conditions include that a U.K. bank or investment firm is failing or is likely to fail to satisfy the Financial Services and Markets Act 2000 (the “FSMA”) threshold conditions for authorization to carry on certain regulated activities (within the meaning of section 55B FSMA) or, in the case of a U.K. banking group company that is a European Economic Area (“EEA”) or third country institution or investment firm, that the relevant EEA or third country relevant authority is satisfied that the resolution conditions are met in the respect of that entity.

The U.K. Bail-in Power includes any write-down, conversion, transfer, modification and/or suspension power, which allows for (i) the reduction or cancellation of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes; (ii) the conversion of all, or a portion, of the principal amount of, interest on, or any other amounts payable on, the Notes into shares or other securities or other obligations of Barclays Bank PLC or another person (and the issue to, or conferral on, the holder of the Notes such shares, securities or obligations); and/or (iii) the amendment or alteration of the maturity of the Notes, or amendment of the amount of interest or any other amounts due on the Notes, or the dates on which interest or any other amounts become payable, including by suspending payment for a temporary period; which U.K. Bail-in Power may be exercised by means of a variation of the terms of the Notes solely to give effect to the exercise by the relevant U.K. resolution authority of such U.K. Bail-in Power. Each holder of the Notes further acknowledges and agrees that the rights of the holders of the Notes are subject to, and will be varied, if necessary, solely to give effect to, the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority. For the avoidance of doubt, this consent and acknowledgment is not a waiver of any rights holders of the securities may have at law if and to the extent that any U.K. Bail-in Power is exercised by the relevant U.K. resolution authority in breach of laws applicable in England.

For more information, please see “Selected Risk Factors—You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

SELECTED PURCHASE CONSIDERATIONS

The Notes are not suitable for all investors. The Notes may be a suitable investment for you if all of the following statements are true:

♦           You seek current income at the Fixed Interest Rate for the first year of the term of the Notes and are willing and able to accept a floating rate of interest based on the Reference Rate (subject to the Maximum Interest Rate) thereafter.

♦           You understand and accept that, during the Floating Rate Period, interest payments will vary based on fluctuations in the Reference Rate, and that the Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire Floating Rate Period.

♦           You are willing and able to hold the Notes to maturity and accept that there may be little or no secondary market for the Notes.

♦           You are familiar with the swap rates and the Swap Rate Spread and understand the factors that influence the swap rates, the Swap Rate Spread and interest rates generally, and you understand and are willing to accept the risks associated with the swap rates and the Swap Rate Spread.

♦           You are willing to accept the risk that we may, in our sole discretion, redeem the Notes prior to scheduled maturity and that you may not be able to reinvest your money in an alternative investment with comparable risk and yield.

♦           You are willing and able to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments under the Notes and understand that if Barclays Bank PLC were to default on its payment obligations or become subject to the exercise of any U.K. Bail-in Power, you might not receive any amounts due to you under the Notes, including any repayment of principal.

The Notes may not be a suitable investment for you if any of the following statements are true:

♦           You do not seek current income at the Fixed Interest Rate for the first year of the term of the Notes or are unwilling and unable to accept a floating rate of interest based on the Reference Rate (subject to the Maximum Interest Rate) thereafter.

♦           You are unable or unwilling to accept that, during the Floating Rate Period, interest payments will vary based on fluctuations in the Reference Rate, or that the Notes may pay a below-market rate or no interest at all for an extended period of time, or even throughout the entire Floating Rate Period.

♦           You are unable or unwilling to hold the Notes to maturity, or you seek an investment for which there will be an active secondary market.

♦           You are not familiar with the swap rates or the Swap Rate Spread, you do not understand the factors that influence the swap rates, the Swap Rate Spread or interest rates generally, or you do not understand or are not willing to accept the risks associated with the swap rates or the Swap Rate Spread.

♦           You are unwilling or unable to accept the risk that we may redeem the Notes prior to scheduled maturity.

♦           You are not willing or are unable to assume the credit risk of Barclays Bank PLC, as issuer of the Notes, for all payments due to you under the Notes, including any repayment of principal.

YOU MUST RELY ON YOUR OWN EVALUATION OF THE MERITS OF AN INVESTMENT IN THE NOTES. YOU SHOULD REACH A DECISION WHETHER TO INVEST IN THE NOTES AFTER CAREFULLY CONSIDERING, WITH YOUR ADVISORS, THE SUITABILITY OF THE NOTES IN LIGHT OF YOUR INVESTMENT OBJECTIVES AND THE SPECIFIC INFORMATION SET FORTH IN THIS PRICING SUPPLEMENT, THE PROSPECTUS AND THE PROSPECTUS SUPPLEMENT. NEITHER THE ISSUER NOR BARCLAYS CAPITAL INC. MAKES ANY RECOMMENDATION AS TO THE SUITABILITY OF THE NOTES FOR INVESTMENT.

HYPOTHETICAL AMOUNTS PAYABLE ON THE NOTES

As described above, the Notes will pay interest, if any, on each Interest Payment Date (subject to earlier redemption) at a per annum interest rate calculated in accordance with the formula for determining the Interest Rate. The following illustrates the process by which the Interest Rate and interest payment amount are determined for each Interest Period.

Step 1: Determine the Interest Rate for each Interest Period

For each Interest Period during the Fixed Rate Period, the interest rate per annum will be equal to 9.00%.

For each Interest Period during the Floating Rate Period, the interest rate per annum will be equal to the product of (a) the Reference Rate and (b) the Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate.

Step 2: Calculate the interest payment amount payable for each Interest Payment Date

For each Interest Period, the interest payment amount per Note for that Interest Period will be calculated as follows:

$1,000 × Interest Rate × (days in Interest Period/360)

where the number of days in the Interest Period will be based on a 30/360 day count convention, which means each month is deemed to have 30 days and the year is deemed to have 360 days.

Example Interest Rate and Interest Payment Amount Calculations During the Floating Rate Period

The table and examples below illustrate how to determine the Interest Rate and the interest payment amount payable on the Notes for an Interest Period during the Floating Rate Period based on hypothetical Swap Rate Spreads. The hypothetical Swap Rate Spreads have been chosen for illustrative purposes only and may not represent actual likely Swap Rate Spreads on any Interest Determination Date. As illustrated below, if the Swap Rate Spread is less than or equal to 0.00%, the Interest Rate for the related Interest Period will be 0.00%. If, on the other hand, the Swap Rate Spread is greater than 0.45%, the Interest Rate for the related Interest Period (after taking into account that the Swap Rate Spread on the applicable Interest Determination Date will be multiplied by 20) will be limited to the Maximum Interest Rate of 9.00% per annum. You will not receive any interest in excess of the Maximum Interest Rate.

For historical swap rates and Swap Rate Spreads, please see the information set forth under the section titled “OVERVIEW OF THE SWAP RATES AND THE SWAP RATE SPREAD” below. The examples are for purposes of illustration only and may have been rounded for ease of analysis. The actual interest payments on the Notes during the Floating Rate Period will depend on the actual Swap Rate Spread on each Interest Determination Date. The examples below assume that the Notes are held until maturity and do not take into account the tax consequences of an investment in the Notes.

Hypothetical Swap Rate Spread(1)	Hypothetical Interest Rate per Annum(2)	Hypothetical Quarterly Interest Payment per Note(3)
-1.000%	0.00%	$0.00
-0.500%	0.00%	$0.00
-0.150%	0.00%	$0.00
-0.100%	0.00%	$0.00
-0.050%	0.00%	$0.00
0.000%	0.00%	$0.00
0.050%	1.00%	$2.50
0.100%	2.00%	$5.00
0.150%	3.00%	$7.50
0.450%	9.00%	$22.50
0.500%	9.00%	$22.50
1.000%	9.00%	$22.50
1.500%	9.00%	$22.50
2.000%	9.00%	$22.50

(1)              Hypothetical Swap Rate Spread = (30-Year swap rate – 2-Year swap rate), where the 30-Year swap rate and the

2-Year swap rate are each determined on the Interest Determination Date for the applicable Interest Period

(2)             Hypothetical Interest Rate per annum for the Interest Period = Swap Rate Spread × Multiplier, subject to the Maximum Interest Rate and the Minimum Interest Rate

(3)             Hypothetical quarterly interest payment per Note = $1,000 × applicable hypothetical Interest Rate per annum × (90/360)

Example 1:                              If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 3.000% and the 2-Year swap rate is 2.300%, the Swap Rate Spread for the Interest Period would be 0.700% (equal to the 30-Year swap rate minus the 2-Year swap rate).

The product of the Reference Rate of 0.700% and the Multiplier of 20 is equal to 14.00%. Because such value is greater than the Maximum Interest Rate, the Interest Rate would be equal to 9.00% per annum (the Maximum Interest Rate).  The interest payment amount on the related Interest Payment Date would be calculated as follows per $1,000 principal amount Note:

$1,000 × Interest Rate × (days in Interest Period/360)

$1,000 × 9.00% × (90/360) = $22.50

Example 2:                              If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 2.500% and the 2-Year swap rate is 2.400%, the Swap Rate Spread for the Interest Period would be 0.100% (equal to the 30-Year swap rate minus the 2-Year swap rate).

The product of the Reference Rate of 0.100% and the Multiplier of 20 is equal to 2.00%. Because such value is less than the Maximum Interest Rate but greater than the Minimum Interest Rate, the Interest Rate would be equal to 2.00% per annum.  The interest payment amount on the related Interest Payment Date would be calculated as follows per $1,000 principal amount Note:

$1,000 × Interest Rate × (days in Interest Period/360)

$1,000 × 2.00% × (90/360) = $5.00

Example 3:                              If on the Interest Determination Date for the relevant Interest Period the value of the 30-Year swap rate is 2.750% and the 2-Year swap rate is 3.250%, the Swap Rate Spread for the Interest Period would be -0.500% (equal to the 30-Year swap rate minus the 2-Year swap rate).

The product of the Reference Rate of -0.500% and the Multiplier of 20 is equal to -10.00%. Because such value is less than the Minimum Interest Rate, the Interest Rate would be equal to the Minimum Interest Rate of 0.00%, and therefore no payment would be due on the Notes on the related Interest Payment Date.

SELECTED RISK FACTORS

An investment in the Notes involves significant risks. You should read the risks summarized below in connection with, and the risks summarized below are qualified by reference to, the risks described in more detail in the “Risk Factors” section beginning on page S-7 of the prospectus supplement. We urge you to consult your investment, legal, tax, accounting and other advisers and to invest in the Notes only after you and your advisors have carefully considered the suitability of an investment in the Notes in light of your particular circumstances.

•                  The Notes May Pay a Below-Market Rate or No Interest at All on One or More Interest Payment Dates during the Floating Rate Period —Because the amount of interest payable on the Notes during the Floating Rate Period will vary based on fluctuations in the Swap Rate Spread, you will be exposed to risks not associated with a conventional fixed-rate debt instrument. During the Floating Rate Period, the Notes may pay interest at a rate less than the other floating interest rates in the market and/or at a rate less than the fixed rate that we would pay on a conventional debt security of the same tenor or no interest at all for an extended period of time, or even throughout the entire Floating Rate Period. If, on the related Interest Determination Date, the Swap Rate Spread is less than or equal to 0.00%, no interest will accrue for that Interest Period, and the Notes will not pay any interest on the related Interest Payment Date. In addition, for any given Interest Period in the Floating Rate Period, you may receive a lesser amount of interest than for one or more prior or subsequent Interest Periods.

•                  The Amount of Interest Payable on the Notes is Capped —The interest rate on the Notes for each Interest Period during the Fixed Rate Period is set at the fixed interest rate of 9.00% per annum. The interest rate on the Notes for each Interest Period during the Floating Rate Period is capped at the Maximum Interest Rate of 9.00% per annum. Therefore, after taking into account the multiplier of 20, you will not receive the benefit of any excess in the Swap Rate Spread (as determined on the relevant Interest Determination Date) over 0.45%.

•                  Issuer Credit Risk —The Notes are unsecured and unsubordinated debt obligations of the issuer, Barclays Bank PLC, and are not, either directly or indirectly, an obligation of any third party. Any payment to be made on the Notes, including any repayment of principal, depends on the ability of Barclays Bank PLC to satisfy its obligations as they come due and is not guaranteed by any third party. As a result, the actual and perceived creditworthiness of Barclays Bank PLC may affect the market value of the Notes and, in the event Barclays Bank PLC were to default on its obligations, you might not receive any amount owed to you under the terms of the Notes.

•                  You May Lose Some or All of Your Investment If Any U.K. Bail-in Power Is Exercised by the Relevant U.K. Resolution Authority — Notwithstanding any other agreements, arrangements or understandings between Barclays Bank PLC and any holder of the Notes, by acquiring the Notes, each holder of the Notes acknowledges, accepts, agrees to be bound by, and consents to the exercise of, any U.K. Bail-in Power by the relevant U.K. resolution authority as set forth under “Consent to U.K. Bail-in Power” in this pricing supplement. Accordingly, any U.K. Bail-in Power may be exercised in such a manner as to result in you and other holders of the Notes losing all or a part of the value of your investment in the Notes or receiving a different security from the Notes, which may be worth significantly less than the Notes and which may have significantly fewer protections than those typically afforded to debt securities. Moreover, the relevant U.K. resolution authority may exercise the U.K. Bail-in Power without providing any advance notice to, or requiring the consent of, the holders of the Notes. The exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes will not be a default or an Event of Default (as each term is defined in the indenture) and the trustee will not be liable for any action that the trustee takes, or abstains from taking, in either case, in accordance with the exercise of the U.K. Bail-in Power by the relevant U.K. resolution authority with respect to the Notes. See “Consent to U.K. Bail-in Power” in this pricing supplement as well as “U.K. Bail-in Power,” “Risk Factors—Risks Relating to the Securities Generally—Regulatory action in the event a bank or investment firm in the Group is failing or likely to fail could materially adversely affect the value of the securities” and “Risk Factors—Risks Relating to the Securities Generally—Under the terms of the securities, you have agreed to be bound by the exercise of any U.K. Bail-in Power by the relevant U.K. resolution authority” in the accompanying prospectus supplement.

•                  Suitability of the Notes for Investment — You should reach a decision whether to invest in the Notes after carefully considering, with your advisors, the suitability of the Notes in light of your investment objectives and the specific information set out in this pricing supplement, the prospectus supplement and the prospectus. Neither the Issuer nor Barclays Capital Inc. makes any recommendation as to the suitability of the Notes for investment.

•                  We and Our Affiliates May Engage in Various Activities or Make Determinations That Could Materially Affect Your Notes in Various Ways and Create Conflicts of Interest — We and our affiliates play a variety of roles in connection with the issuance of the Notes, as described below. In performing these roles, our and our affiliates’ economic interests are potentially adverse to your interests as an investor in the Notes.

In connection with our normal business activities and in connection with hedging our obligations under the Notes, we and our affiliates make markets in and trade various financial instruments or products for our accounts and for the account of our clients and otherwise provide investment banking and other financial services with respect to these financial instruments and products. These financial instruments and products may include securities, derivative instruments or assets that may relate to the swap rates. In any such market making, trading and hedging activity, investment banking and other financial services, we or our affiliates may take positions or take actions that are inconsistent with, or adverse to, the investment objectives of the holders of the Notes. We and our affiliates have no obligation to take the needs of any buyer, seller or holder of the Notes into account in conducting these activities. Such market making, trading and hedging activity, investment banking and other financial services may negatively impact the value of the Notes.

In addition, the role played by Barclays Capital Inc., as the agent for the Notes, could present significant conflicts of interest with the role of Barclays Bank PLC, as issuer of the Notes. For example, Barclays Capital Inc. or its representatives may derive compensation or financial benefit from the distribution of the Notes. Furthermore, we and our affiliates establish the offering price of the Notes for initial sale to the public, and the offering price is not based upon any independent verification or valuation.

In addition to the activities described above, we will also act as the Calculation Agent for the Notes. As Calculation Agent, we will determine any values of the swap rates, calculate the Swap Rate Spread and make any other determinations necessary to calculate any payments on the Notes. In making these determinations, we may be required to make discretionary judgments, such as selecting dealer quotations or determining a swap rate when that swap rate is otherwise unavailable, as described under the risk factor titled “The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner” below. In making these discretionary judgments, our economic interests are potentially adverse to your interests as an investor in the Notes, and any of these determinations may adversely affect any payments on the Notes.

•                  The Notes Will Be Subject to Redemption at Our Option — The term of your investment in the Notes may be limited to as short as approximately one year by the optional early redemption feature of the Notes. Any early redemption of the Notes will be at our sole discretion without taking your interests into account. It is more likely that we will redeem the Notes if, at such time, the present value of the remaining interest payments payable on the Notes based on the Swap Rate Spread is likely to be greater than the present value of the interest payments payable on a conventional fixed-rate note of comparable maturity. On the other hand, it is less likely that we will redeem the Notes if, at such time, the present value of the remaining interest payments payable on the Notes based on the Swap Rate Spread is likely to be less than the present value of the interest payments payable on a conventional fixed-rate note of comparable maturity. In other words, we are more likely to redeem the Notes when the Notes are paying an above-market rate. If the Notes are redeemed prior to maturity, no further interest payments will be made on the Notes, and you may be forced to reinvest in a lower interest rate environment. There is no guarantee that you would be able to reinvest the proceeds from an investment in the Notes in a comparable investment with a similar level of risk in the event the Notes are redeemed prior to the maturity date.  In addition, our right to redeem the Notes may also adversely impact your ability to sell your Notes and the price at which they may be sold.

•                  Lack of Liquidity — The Notes will not be listed on any securities exchange. Barclays Capital Inc. and other affiliates of Barclays Bank PLC intend to make a secondary market for the Notes but are not required to do so, and may discontinue any such secondary market making at any time, without notice. Barclays Capital Inc. may at any time hold unsold inventory, which may inhibit the development of a secondary market for the Notes. Even if there is a secondary market, it may not provide enough liquidity to allow you to trade or sell the Notes easily. Because other dealers are not likely to make a secondary market for the Notes, the price at which you may be able to trade your Notes is likely to depend on the price, if any, at which Barclays Capital Inc. and other affiliates of Barclays Bank PLC are willing to buy the Notes. The Notes are not designed to be short-term trading instruments. Accordingly, you should be able and willing to hold your Notes to maturity.

•                  The Estimated Value of Your Notes Is Expected to Be Lower Than the Initial Issue Price of Your Notes —The estimated value of your Notes on the Pricing Date is expected to be lower, and may be significantly lower, than the initial issue price of your Notes. The difference between the initial issue price of your Notes and the estimated value of the Notes is expected as a result of certain factors, such as any sales commissions expected to be paid to Barclays Capital Inc. or another affiliate of ours, any selling concessions, discounts, commissions or fees expected to be allowed or paid to non-affiliated intermediaries, the estimated profit that we or any of our affiliates expect to earn in connection with structuring the Notes, the estimated cost that we may incur in hedging our obligations under the Notes, and estimated development and other costs that we may incur in connection with the Notes.

•                  The Estimated Value of Your Notes Might Be Lower if Such Estimated Value Were Based on the Levels at Which Our Debt Securities Trade in the Secondary Market — The estimated value of your Notes on the Pricing Date is based on a number of variables, including our internal funding rates. Our internal funding rates may vary from the levels at which our benchmark debt securities trade in the secondary market. As a result of this difference, the estimated values referenced above might be lower if such estimated values were based on the levels at which our benchmark debt securities trade in the secondary market.

•                  The Estimated Value of the Notes Is Based on Our Internal Pricing Models, Which May Prove to Be Inaccurate and May Be Different from the Pricing Models of Other Financial Institutions — The estimated value of your Notes on the Pricing Date is based on our internal pricing models, which take into account a number of variables and are based on a number of subjective assumptions, which may or may not materialize. These variables and assumptions are not evaluated or verified on an independent basis. Further, our pricing models may be different from other financial institutions’ pricing models and the methodologies used by us to estimate the value of the Notes may not be consistent with those of other financial institutions that may be purchasers or sellers of Notes in the secondary market. As a result, the secondary market price of your Notes may be materially different from the estimated value of the Notes determined by reference to our internal pricing models.

•                  The Estimated Value of Your Notes Is Not a Prediction of the Prices at Which You May Sell Your Notes in the Secondary Market, if Any, and Such Secondary Market Prices, if Any, Will Likely Be Lower Than the Initial Issue Price of Your Notes and May Be Lower Than the Estimated Value of Your Notes — The estimated value of the Notes will not be a prediction of the prices at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions (if they are willing to purchase, which they are not obligated to do). The price at which you may be able to sell your Notes in the secondary market at any time will be influenced by many factors that cannot be predicted, such as market conditions, and any bid and ask spread for similar sized trades, and may be substantially less than our estimated value of the Notes. Further, as secondary market prices of your Notes take into account the levels at which our debt securities trade in the secondary market, and do not take into account our various costs related to the Notes such as fees, commissions, discounts, and the costs of hedging our obligations under the Notes, secondary market prices of your Notes will likely be lower than the initial issue price of your Notes. As a result, the price, at which Barclays Capital Inc., other affiliates of ours or third parties may be willing to purchase the Notes from you in secondary market transactions, if any, will likely be lower than the price you paid for your Notes, and any sale prior to the maturity date could result in a substantial loss to you.

•                  The Temporary Price at Which We May Initially Buy the Notes in the Secondary Market and the Value We May Initially Use for Customer Account Statements, if We Provide Any Customer Account Statements at All, May Not Be Indicative of Future Prices of Your Notes — Assuming that all relevant factors remain constant after the Pricing Date, the price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market (if Barclays Capital Inc. makes a market in the Notes, which it is not obligated to do) and the value that we may initially use for customer account statements, if we provide any customer account statements at all, may exceed our estimated value of the Notes on the Pricing Date, as well as the secondary market value of the Notes, for a temporary period after the Original Issue Date of the Notes. The price at which Barclays Capital Inc. may initially buy or sell the Notes in the secondary market and the value that we may initially use for customer account statements may not be indicative of future prices of your Notes.

•                  Your Interest Payments on the Notes During the Floating Rate Period are Based on Performance of the Swap Rate Spread, Which May Narrow Significantly During the Term of the Notes, or May Become Negative — The Swap Rate Spread may narrow significantly during the term of the Notes, or may become negative (meaning that the 30-Year swap rate is less than the 2-Year swap rate), as a result of the factors described under “The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile” below. If the Swap Rate Spread were to decline to a level such that the product of the Swap Rate Spread and the Multiplier were equal to or less than the Minimum Interest Rate on any Interest Determination Date, you would receive an interest payment based on the Minimum Interest Rate on the related Interest Payment Date. You should not invest in the Notes if you do not understand the swap rates, the Swap Rate Spread or have no view on longer-term rates relative to shorter-term rates.

The Swap Rate Spread will narrow if (i) the 30-Year swap rate decreases or remains constant while the 2-Year swap rate increases or (ii) the 30-Year swap rate decreases while the 2-Year swap rate increases or remains constant. However, even if the swap rates move in the same direction (i.e., both swap rates are increasing or decreasing at the same time), if (i) the 2-Year swap rate increases by more than the 30-Year swap rate increases or (ii) the 30-Year swap rate decreases by more than the 2-Year swap rate decreases, the Swap Rate Spread will narrow. Any of these scenarios increases the likelihood that the Swap Rate Spread could narrow such that the product of the Swap Rate Spread and the Multiplier would be less than what would otherwise be payable on a conventional fixed-rate note of comparable maturity.

•                  The Reference Rate as of any Interest Determination Date may be less than the Reference Rate as of any Other Day during the Term of the Notes — The Reference Rate for any Interest Period will be determined solely on the Interest Determination Date applicable to the relevant Interest Period. Therefore, even if the Reference Rate as of any day that is not the Interest Determination Date applicable to the relevant Interest Period is higher than the Reference Rate as of such Interest Determination Date, the amount of interest payable on the corresponding Interest Payment Date will not take into account that higher level.

•                  The Swap Rate Spread Will Be Affected by a Number of Factors and May Be Volatile — In normal market conditions, longer-term swap rates are typically greater than shorter-term swap rates. However, swap rates do not always exhibit this relationship and, at times, longer-term swap rates may be less than shorter-term swap rates.

Although there is no single factor that determines the spread between swap rates of different maturities, swap rate spreads have historically tended to fall when short-term interest rates rise. Short-term interest rates are influenced by many complex factors, and it is impossible to predict their future performance. However, historically, short-term interest rates have been highly sensitive to the monetary policy of the Federal Reserve Board. If historical patterns hold, the Swap Rate Spread would likely decrease if the Federal Reserve Board pursues a policy of raising short-term interest rates.

Although the policies of the Federal Reserve Board have historically had a significant influence on short-term interest rates, short-term interest rates are affected by many factors and may increase even in the absence of a Federal Reserve Board policy to increase short-term interest rates. For example, short-term interest rates tend to rise when there is a worsening of the perceived creditworthiness of the banks that participate in the interest rate swap and London interbank markets and when there is a worsening of general economic and credit conditions.

The Swap Rate Spread may decrease even in the absence of an increase in short-term interest rates because it, too, is influenced by many complex factors. For example, high demand for longer-dated U.S. treasury notes and bonds may cause the Swap Rate Spread to narrow even in the absence of an increase in short-term interest rates. Additional factors that may affect the Swap Rate Spread include, but are not limited to:

•                  changes in, or perceptions about, the 30-Year swap rate and the 2-Year swap rate;

•                  the economic, financial, political, regulatory and judicial events that affect financial markets generally and prevailing interest rates;

•                  sentiment regarding the U.S. and global economies;

•                  policies of the Federal Reserve Board regarding interest rates;

•                  expectations regarding the level of price inflation;

•                  sentiment regarding credit quality in the U.S. and global credit markets; and

•                  performance of capital markets.

These and other factors may have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•                  The Market Price of the Notes Will Be Influenced By Many Unpredictable Factors — In addition to the Swap Rate Spread on any day, the value of the Notes will be affected by a number of economic and market factors that may either offset or magnify each other, including:

•                  the volatility (frequency and magnitude of changes in value) of the Swap Rate Spread;

•                  correlation (or lack of correlation) of the 30-Year swap rate and the 2-Year swap rate,

•                  interest and yield rates in the market;

•                  time remaining until the Notes mature;

•                  supply and demand for the Notes;

•                  geopolitical conditions and economic, financial, political, regulatory and judicial events that affect the Swap Rate Spread; and

•                  any actual or anticipated changes in our credit ratings or credit spreads.

•                  The Historical Swap Rates and Swap Rate Spreads Are Not an Indication of Future Swap Rates or Swap Rate Spreads — In the past, the swap rates have experienced significant fluctuations, causing widening and narrowing in the swap rate spreads. Historical swap rates and swap rate spreads, fluctuations and trends are not necessarily indicative of future swap rates or swap rate spreads. Any historical upward or downward trend in the swap rates are not an indication that the swap rates are more or less likely to increase or decrease at any time during the term of the Notes, and you should not take the historical swap rates as an indication of future swap rates or the Swap Rate Spread.

•                  The Swap Rates and the Manner in Which They are Calculated May Change in the Future — There can be no assurance that the method by which the swap rates are calculated will continue in their current form. Any changes in the method of calculation could cause fluctuations in the swap rates, which may cause the Swap Rate Spread to narrow and thus have a negative impact on the payments on the Notes and on the value of the Notes in the secondary market.

•                  Each Swap Rate is Based on a Hypothetical Interest Rate Swap Referencing Three Month USD LIBOR; Uncertainty about the Future of LIBOR May Adversely Affect the Swap Rate Spread and the Value of Your Notes — Each swap rate represents the fixed rate of interest payable on a hypothetical interest rate swap whose floating leg is based on three month USD LIBOR. On July 27, 2017, the Chief Executive of the United Kingdom Financial Conduct Authority, which regulates LIBOR, announced that it intends to stop persuading or compelling banks to submit rates for the calculation of LIBOR to the administrator of LIBOR after 2021. The announcement indicates that the continuation of LIBOR on the current basis cannot and will not be guaranteed after 2021. It is impossible to predict whether and to what extent banks will continue to provide LIBOR submissions to the administrator of LIBOR or whether any additional reforms to LIBOR may be enacted in the United Kingdom or elsewhere. At this time, no consensus exists as to what rate or rates may become accepted alternatives to LIBOR and it is impossible to predict the effect of any such alternatives on the value of LIBOR, and therefore, the values of, and the method of calculating, the swap rates. Uncertainty as to the nature of alternative reference rates to LIBOR and as to potential changes or other reforms to LIBOR may adversely affect LIBOR rates, and therefore, the swap rates, during the term of the Notes, which may adversely affect the value of the Notes and any payments due under the terms of the Notes.

•                  The Swap Rates May Be Calculated Based on Dealer Quotations or by the Calculation Agent in Good Faith and in a Commercially Reasonable Manner — If on any Interest Determination Date either swap rate cannot be determined by reference to Reuters page ICESWAP1 (or any successor page), then that swap rate on that day will be determined on the basis of the mid-market, semi-annual swap rate quotations provided to the Calculation Agent by five leading swap dealers in the New York City interbank market at approximately 11:00 a.m., New York City time, on that day. If fewer than three quotations are provided as requested, the affected swap rate will be determined by the Calculation Agent in good faith and in a commercially reasonable manner. The swap rate determined in this manner and used in the determination of the related interest payment may be different from the swap rate that would have been published on the applicable Reuters page and may be different from other published rates, or other estimated rates, of the affected swap rate.

OVERVIEW OF THE SWAP RATES AND THE SWAP RATE SPREAD

The Swap Rate Spread

The Swap Rate Spread for any swap business day is the 30-Year swap rate minus the 2-Year swap rate, each as determined on that swap business day.

The Swap Rates

The 30-Year swap rate is, on any Interest Determination Date in the Floating Rate Period, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 30-Year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that interest determination date. The 30-Year swap rate is one of the market-accepted indicators of long-term interest rates.

The 2-Year swap rate is, on any Interest Determination Date in the Floating Rate Period, the fixed rate of interest payable on a U.S. dollar interest rate swap with a 2-year maturity as reported on Reuters page ICESWAP1 (or such other page as may replace that page on such service) as of 11:00 a.m. New York City time on that interest determination date. The 2-Year swap rate is one of the market-accepted indicators of short-term interest rates

A U.S. dollar interest rate swap rate, at any given time, generally indicates the fixed rate of interest (paid annually) that a counterparty in the swaps market would have to pay for a given maturity in order to receive a floating rate (paid quarterly) equal to three-month USD London Interbank Offered Rate (“three month USD LIBOR”) for that same maturity. Three-month USD LIBOR reflects the rate at which banks lend U.S. dollars to each other for a term of three months in the London interbank market.

See “Reference Assets—Floating Interest Rate—ICE Swap Rate” in the accompanying prospectus supplement for information regarding the procedures that will be applied by the Calculation Agent if either swap rate cannot be determined in the manner described above on any Interest Determination Date during the Floating Rate Period.

Historical Performance of the Swap Rates and the Swap Rate Spread

The first graph below sets forth the historical performances of the 30-Year swap rate and the 2-Year swap rate from January 2, 2013 through August 29, 2018. As of August 29, 2018, the 30-Year swap rate was 2.985% and the 2-Year swap rate was 2.852%. The second graph below sets forth the historical Swap Rate Spread (i.e., the difference between the 30-Year swap rate and the 2-Year swap rate) from January 2, 2013 through August 29, 2018. As of August 29, 2018, the Swap Rate Spread was 0.133%. We obtained the swap rates in this section from Bloomberg Professional® service, without independent verification. Historical performance of the swap rates and the Swap Rate Spread should not be taken as an indication of future performance. Future performance of the swap rates and the Swap Rate Spread may differ significantly from historical performance, and no assurance can be given as to the swap rates or the Swap Rate Spread during the term of the Notes, including on any Interest Determination Date.

Historical Performance of the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate — January 2, 2013 to August 29, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

Historical Performance of the Swap Rate Spread— January 2, 2013 to August 29, 2018

PAST PERFORMANCE IS NOT INDICATIVE OF FUTURE RESULTS.

TAX CONSIDERATIONS

You should review carefully the sections entitled “Material U.S. Federal Income Tax Consequences—Tax Consequences to U.S. Holders—Notes Treated as Indebtedness for U.S. Federal Income Tax Purposes” and, if you are a non-U.S. holder, “—Tax Consequences to Non-U.S. Holders,” in the accompanying prospectus supplement. The discussion below applies to you only if you are an initial purchaser of the Notes; if you are a secondary purchaser of the Notes, the tax consequences to you may be different. In the opinion of our special tax counsel, Davis Polk & Wardwell LLP, the Notes should be treated as debt instruments for U.S. federal income tax purposes. The remainder of this discussion assumes that this treatment is correct.

We intend to treat the Notes as “contingent payment debt instruments” for U.S. federal income tax purposes, as described under “—Contingent Payment Debt Instruments” in the accompanying prospectus supplement.

Assuming that our treatment of the Notes as contingent payment debt instruments is correct, regardless of your method of accounting for U.S. federal income tax purposes, you generally will be required to accrue taxable interest income in each year on a constant yield to maturity basis at the “comparable yield,” as determined by us, with certain adjustments in each year to reflect the difference, if any, between the actual and the projected amounts of the interest payments on the Notes in that year according to the “projected payment schedule” determined by us. Any income recognized upon a sale or exchange of a Note (including early redemption or redemption at maturity) will be treated as interest income for U.S. federal income tax purposes.

The discussions herein and in the accompanying prospectus supplement do not address the consequences to taxpayers subject to special tax accounting rules under Section 451(b).

After the original issue date, you may obtain the comparable yield and the projected payment schedule by requesting them from Barclays Cross Asset Sales Americas, at (212) 528-7198. Neither the comparable yield nor the projected payment schedule constitutes a representation by us regarding the actual contingent interest payments, if any, that we will make on the Notes.

It is possible that the Internal Revenue Service (the “IRS”) could determine that the Notes are “variable rate debt instruments” for U.S. federal income tax purposes, which could have adverse U.S. federal income tax consequences for you. For example, if the Notes were properly treated as variable rate debt instruments, you would be required to include payments of stated interest in income when they are received or accrued, in accordance with your method of accounting for U.S. federal income tax purposes. You should consult your tax advisor regarding the U.S. federal income tax consequences to you if the Notes are properly treated as variable rate debt instruments.

You should consult your tax advisor regarding the U.S. federal tax consequences of an investment in the Notes, as well as tax consequences arising under the laws of any state, local or non-U.S. taxing jurisdiction.

Non-U.S. Holders.  We do not believe that non-U.S. holders should be required to provide a Form W-8 in order to avoid 30% U.S. withholding tax with respect to interest on the Notes, although the IRS could challenge this position. However, non-U.S. holders should in any event expect to be required to provide appropriate Forms W-8 or other documentation in order to establish an exemption from backup withholding, as described under the heading “—Information Reporting and Backup Withholding” in the accompanying prospectus supplement. If any withholding is required, we will not be required to pay any additional amounts with respect to amounts withheld.

SUPPLEMENTAL PLAN OF DISTRIBUTION

We will agree to sell to Barclays Capital Inc. (the “Agent”), and the Agent will agree to purchase from us, the principal amount of the Notes, and at the price, specified on the cover of the related pricing supplement, the document that will be filed pursuant to Rule 424(b) containing the final pricing terms of the Notes. The Agent will commit to take and pay for all of the Notes, if any are taken.

We expect that delivery of the Notes will be made against payment for the Notes on or about the Original Issue Date indicated on the cover of this document, which may be more than two business days following the Original Trade Date. Under Rule 15c6-1 of the Securities Exchange Act of 1934, as amended, trades in the secondary market generally are required to settle in two business days, unless the parties to any such trade expressly agree otherwise. Accordingly, if the Original Issue Date is more than two business days following the Original Trade Date, purchasers who wish to trade the Notes on any date prior to two business days before delivery will be required to specify alternative settlement arrangements to prevent a failed settlement. See “Plan of Distribution (Conflicts of Interest)” in the prospectus supplement.

The Notes are not intended to be offered, sold or otherwise made available to and may not be offered, sold or otherwise made available to any retail investor in the European Economic Area (“EEA Retail Investor”). For these purposes, an EEA Retail Investor means a person who is one (or more) of: (i) a retail client as defined in point (11) of Article 4(1) of Directive 2014/65/EU (as amended from time to time, “MiFID”); (ii) a customer within the meaning of Directive 2002/92/EC (as amended from time to time), where that customer would not qualify as a professional client as defined in point (10) of Article 4(1) of MiFID; or (iii) not a qualified investor as defined in Directive 2003/71/EC (as amended from time to time, including by Directive 2010/73/EU). Consequently no key information document required by Regulation (EU) No 1286/2014 (as amended from time to time, the “PRIIPs Regulation”) for offering or selling the Notes or otherwise making them available to EEA Retail Investors has been prepared and therefore offering or selling such Notes or otherwise making them available to any EEA Retail Investor may be unlawful under the PRIIPs Regulation.

US$

BARCLAYS BANK PLC

Callable Fixed - to - Floating Rate Notes Due September 17, 2030
 Based on the Spread between the 30-Year U.S. Dollar ICE Swap Rate and the 2-Year U.S. Dollar ICE Swap Rate

GLOBAL MEDIUM-TERM NOTES, SERIES A

(TO PROSPECTUS DATED MARCH 30, 2018
 AND THE PROSPECTUS SUPPLEMENT DATED JULY 18, 2016)